UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(Mark One)
☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to___________
Commission file number 001-15059

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nordstrom 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordstrom, Inc.
1617 Sixth Avenue, Seattle, Washington 98101

EXPLANATORY NOTE
This Form 11-K/A, Amendment No. 1 (“Amendment”) is being filed to amend the annual report on Form 11-K for the year ended December 31, 2019 filed on July 24, 2020 (“11-K”). The Company is filing this Amendment solely to add disclosure that, in originally filing the 11-K, the Company relied on the Securities and Exchange Commission’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions From the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) (“Order”). The disclosure under the heading “Reliance on Order” below is hereby added as an explanatory note of the 11-K.
Except as described above, this Amendment does not amend, modify or update the information in, or exhibits to, the 11-K in any way, and we have not updated disclosures included therein to reflect any subsequent developments or events. This Amendment should be read in conjunction with the 11-K.
RELIANCE ON ORDER
On June 24, 2020, the Company filed a Current Report on Form 8-K (“8-K”) to indicate its intention to rely on the Order due to time and resource constraints. As described in the Form 8-K, Nordstrom, Inc. devoted considerable time and resources to preparing and filing on time their Quarterly Report on Form 10-Q for the quarterly period ended May 2, 2020 (the "10-Q") as a result of COVID-19 related disruptions. Accordingly, key personnel were not able to devote the requisite time and attention to the 11-K while focusing on the 10-Q. The Company filed the 11-K after the original deadline of June 29, 2020 and, in accordance with the relief provided by the Order, before the 45-day extension due date of August 13, 2020.

REQUIRED INFORMATION

1. Not applicable

2. Not applicable

3. Not applicable

4. The Nordstrom 401(k) Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed as Exhibit 99.1.

The Consent of Independent Registered Public Accounting Firm is incorporated by reference as Exhibit 23.1 of Form 11-K filed on July 24, 2020.

The Exhibit Index is located on page 3.

Nordstrom 401(k) Plan

Exhibit Index

	Exhibit	Method of Filing
23.1	Consent of Independent Registered Public Accounting Firm	Incorporated by reference from the Registrant’s Form 11-K filed on July 24, 2020, Exhibit 23.1

99.1	Nordstrom 401(k) Plan Financial Statements	Incorporated by reference from the Registrant’s Form 11-K filed on July 24, 2020, Exhibit 23.1

99.2	Nordstrom 401(k) Plan (2019 Restatement)	Incorporated by reference from the Registrant’s Form S-8 filed on June 10, 2020, Exhibit 4.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nordstrom 401(k) Plan

/s/ Anne L. Bramman
Anne L. Bramman
Chief Financial Officer
Nordstrom, Inc.

Date:	July 29, 2020